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                              November 9, 2021

       Jide Zeitlin
       Co-Chief Executive Officer
       bleuacacia ltd
       c/o The Keffi Group Ltd
       500 Fifth Avenue
       New York, New York 10110

                                                        Re: bleuacacia ltd
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 29,
2021
                                                            File No. 333-257240

       Dear Mr. Zeitlin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. Please revise the cover page to note that you will be a controlled company under Nasdaq rules and, as a result,
may elect not to comply with certain corporate governance
                                                        requirements.
       Risk Factors
       Risks Related to Our Securities, page 62

   2. In the exclusive forum risk factor related to the warrants and rights, on page 69, you carve out the Securities Act
and Exchange Act, stating, "Notwithstanding the foregoing, these
 Jide Zeitlin
bleuacacia ltd
November 9, 2021
Page 2
       provisions of the public and private warrant agreements and rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act,
       Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum." Paragraph 7.3 of the Rights
       Agreement, however, does not carve out the Securities Act from the exclusive forum provision. Please reconcile.
Dilution, page 90

3. We note you have revised the table on page 90 which shows the calculation of pro forma net tangible book value per share after the offering, to remove the column taking into account the over-allotment. Please explain in your response why this column was removed or reinstate this disclosure.
       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameJide Zeitlin
                                                            Division of
Corporation Finance
Comapany Namebleuacacia ltd
                                                            Office of Life
Sciences
November 9, 2021 Page 2
cc:       Valerie Ford Jacob, Esq.
FirstName LastName